For Immediate Release

Kevin Dougherty named to succeed Bob Astley as President of Sun Life Financial Canada

Toronto, Ontario - - July 19, 2004 - - Kevin P. Dougherty has been named President of Sun Life Financial Inc.’s Canadian business - Sun Life Financial Canada, effective September 06, 2004, succeeding Robert M. Astley who is retiring, Donald A. Stewart, Sun Life Financial’s Chief Executive Officer, announced today.

Dougherty is currently Executive Vice-President of Sun Life Financial’s Canadian Group Benefits (GB) and Group Retirement Services (GRS) businesses. He joined Sun Life Financial in 1994 as Vice-President, Group Marketing & Sales and became Vice-President, Group Insurance in 1996, after holding several leadership positions in the Canadian insurance industry. He has an MBA (International) from the Rotman Business School, University of Toronto.

Stewart said, “Kevin brings extensive industry experience, strong leadership skills, and an excellent track record of managing customer-focused business units extremely effectively. He has significantly increased the profitability of the Canadian GRS and GB businesses and led them to the #1 and #2 positions, respectively, in terms of market share. Kevin played a key role on Bob Astley's leadership team in the complex, large-scale integration of Sun Life Financial's Canadian operations and Clarica to create SLF Canada - a market leader well-positioned for the future. I am confident Kevin will build on the strong business platform that's been forged and take it even further as we continue to enhance everything we do to serve our customers better and deliver sustainable value to our shareholders."

Bob Astley was named President of SLF Canada in May 2002, prior to which he was President and CEO of Clarica Life Insurance Company, which was merged with Sun Life Financial's Canadian operations in 2002. In his recent role with Sun Life Financial, Astley was responsible for the successful integration of the two organizations - one of the largest integrations in Canadian business history - completed at the end of 2003. He spent more than 35 years with Clarica in increasingly senior management roles and led the company through the Canadian life insurance industry’s first demutualization, initial pub lic offering and corporate identity change, from Mutual Life of Canada to Clarica.

Stewart said “I wish to express my sincere thanks and appreciation for the major contribution that Bob has made to Sun Life Financial over the past two years. His leadership has exemplified thoughtfulness, professionalism and a high level of support for the whole organization. Sun Life Financial Canada now stands as a leading player in the Canadian life insurance industry, one which contributes significant earnings and serves as a foundation for Sun Life Financial’s international growth. I would also like to recognize the significant insights that Bob has brought to the Board of Directors.”

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2004, the Sun Life Financial group of companies had total assets under management of CDN$370 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact:

Nicholas Thomas

Director, Media and Public Relations Tel: 416-979-6070 nicholas.thomas@sunlife.com